January 29, 2021

Via Email

David P. Glatz
Stradley Ronan Steven & Young, LLP
191 N. Wacker Dr.
Suite 1601
Chicago, IL 60606
dglatz@stradley.com

       Re:     Nuveen Core Plus Impact Fund
               Registration Statement on Form N-2
               File Nos. 333- 251817, 811-23627

Dear Mr. Glatz:

         On December 30, 2020, you filed a registration statement on Form N-2 on behalf of
Nuveen Core Plus Impact Fund (the   Fund  ). We have reviewed the registration
statement and
have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

                                         PROSPECTUS

Outside Front Cover

2.       On the first page of the front cover, in the fourth line of the
paragraph titled,   Fund
Strategies,   disclosure states that   substantially all of the portfolio  s
investments are subject to
Nuveen  s proprietary public market impact framework criteria (the   Impact
Criteria  ) or certain
ESG criteria.   On the second page of the front cover, in the first sentence of the paragraph titled,
  Investment Policies,   disclosure states that the Fund, under normal market
conditions, will
invest at least 80% of its Managed Assets in fixed-income investments of any type. The name of
the Fund is   Nuveen Core Plus Impact Fund.   In the staff  s view, the term
impact   suggests a
type of ESG-focused investment and is subject to Rule 35d-1 of the Investment Company Act of
1940 (the   1940 Act  ). Please revise the disclosure to require the Fund to invest at least 80% of
its net assets plus borrowings for investment purposes in   impact
investments. For example, the
Fund could state that   substantially all, but in no event less than 80%, of
the portfolio  s
investments are subject to Nuveen s proprietary public market impact framework criteria (the
   Impact Criteria  ) or certain ESG criteria.   Please also add disclosure
addressing the 60 days
notice requirement for such 80% requirement.

3. On the first page of the front cover, the fourth paragraph discloses that investing in the
Fund s shares involves certain risks. Please add the risk of leverage to this paragraph. See Item
1.1.j. of Form N-2.

4. On the second page of the front cover, in the third sentence of the paragraph titled,
  Leverage,   disclosure states that the Fund   may source leverage initially
and throughout the life
of the Fund through a number of methods including through borrowings, issuing preferred shares
of beneficial interest.   Please advise whether the Fund intends to offer
preferred shares within
12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

5.     On the second page of the front cover, in the third line of the
paragraph titled,   Fund
Distributions,   disclosure states that distributions could take the form of a return of capital.
Please define   return of capital   using plain English.

6. On the third page of the front cover, in the second sentence of the second paragraph, disclosure incorporates by reference the Fund s Statement of Additional Information. Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See FAST Act Modernization and
Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019; Rule 411 under the 1933
Act; Rule 0-4 under the 1940 Act.

Page 2

7.      In the paragraph titled,   Affordable Housing,   disclosure refers to
investments issued to
support the financing of low and moderate income housing loans, transit oriented development, walkable communities, or mixed-use development projects. Please clarify what you mean by transit oriented development.

8.      In the paragraph titled,   Community & Economic Development,
disclosure refers to
investments issued to support financial services, hospital/medical services, educational services, community centers, reconstruction activities, urban revitalization, humanitarian, disaster, and international aid services inclusive of underserved and/or economically disadvantaged
communities. It is not clear whether   inclusive of underserved and/or
economically
disadvantaged communities   applies to all of the kinds of investments or only
to   international
aid services.   If the latter, please add more specificity to the other kinds of investments (e.g.,
  financial services   is too broad).

9. With respect to the Fund s non-proprietary ESG criteria, we note that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use

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 multiple third party providers. Please also briefly summarize each providers criteria/methodology in the principal strategies. Also consider any related principal risks to the
Fund s use of third party data providers, since the criteria used by providers can differ significantly.

Page 4

10.      In the second full paragraph, disclosure states,   The Fund  s Impact
Criteria or ESG
criteria will apply to derivatives and other instruments that have economic characteristics similar
to the Fund  s fixed-income investments.   Please tell us how the Fund
calculates the derivative
position for purposes of implementing the Rule 35d-1 80% policy.

Page 5

11. In the second full paragraph, disclosure states that the Fund will invest in sovereign and supranational securities. However, it is unclear whether the Fund will apply some or all of the
ESG strategies to these investments. For example, may the Fund make an investment in a foreign country whose cities have an affordable housing policy? Please add disclosure that clarifies how the Fund applies its ESG strategies to sovereign and supranational securities.

Page 10

12.     In the second full paragraph, disclosure states,   Nuveen Asset
Management may
determine that it is in the best interest of shareholders to pursue a workout arrangement with respect to securities that are in default or involved in bankruptcy or insolvency proceedings, which may involve making loans to the issuer or another party, or purchasing an equity or other interest from the issuer or another party, or other related or similar steps involving the
investment of additional monies.   Please define   workout arrangement   using
plain English.

Page 11

13.      In the third full paragraph, disclosure states,

         During temporary defensive periods, the period in which the net proceeds of this
         offering of Common Shares are first being invested (the   invest-up
period  ), the
           wind-up   period during which the Fund is transitioning its
portfolio as the
         Fund s termination approaches or the period in which the Fund s assets are being liquidated in anticipation of the Fund s termination, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to
         100% of its Managed Assets in short-term investments, including high quality, short-term securities, or may invest in short-, intermediate-, or long-term U.S.
         Treasury securities. During the invest-up period, the Fund may also purchase securities issued by ETFs that invest primarily in investments of the types in which the Fund may invest directly. Any such investments in ETFs will be in compliance with the limitations imposed by the Investment Company Act of
         1940, as amended (the   1940 Act  ), the rules promulgated thereunder,
or pursuant

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        to any exemptive relief obtained thereunder. There can be no assurance that such techniques will be successful. Accordingly, during such periods, the Fund may not achieve its investment objective.

Please explain how the Fund will comply with the Fund s 80% policy and the Rule 35d-1 80%
policy during the   wind-up   period.

Page 18

14.     In the first full paragraph, disclosure states,   The Fund reserves the
right to change its
distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to Common Shareholders, upon a determination by the
Fund s Board of Trustees that such change is in the best interests of the Fund and its Common
Shareholders. Please tell us whether and when the Fund intends to notify shareholders of such a change.

Page 47

15.     In the heading titled,   Investment Objective,   if the Fund  s
objective may be changed
without a vote of the holders of a majority of voting securities, please add a brief statement to that effect. See Item 8.2.a. of Form N-2.

Page 51

16. In the last sentence on the page, disclosure states that the Fund may seek to provide exposure to Regulation S securities that are not freely tradable in the U.S. by investing in a
Cayman Islands exempted company (the   Subsidiary  ), a wholly owned subsidiary
of the Fund.

       Please disclose that:
              a. The Fund complies with the provisions of the Investment Company Act regarding capital structure;
              b. Each investment adviser to the Subsidiary complies with provisions of the
                  Investment Company Act relating to investment advisory contracts (Section
                  15) as an investment adviser to the fund under Section 2(a)(20) of the
                  Investment Company Act. The investment advisory agreement between the
                  Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement;
              c. The Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

       Please confirm that:
              a. The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and
              b. The Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

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 Page 100

17.    In the section titled,   Certain Affiliations,   disclosure states,   In
addition, unless and until
the underwriting syndicate is broken in connection with the initial public offering of the
Common Shares, the Fund will be precluded from effecting principal transactions with brokers
who are members of the syndicate.   Please define   broken   using plain
English.

Page 101

18.     In the section titled,   Portfolio Managers,   disclosure describes the
experience of certain
portfolio managers   at Nuveen.   Please clarify to which Nuveen entity this
term refers.

Page 108

19.     In the section titled,   Preferred Shares,   please add disclosure that
discusses the
limitations and/or restrictions on the Fund if dividend payments are past due. See Item 10.1.b. of
Form N-2.

                     STATEMENT OF ADDITIONAL INFORMATION

Page 11

20.      In the section titled,   Investment Restrictions,   disclosure in the
fourth investment
restriction states that the Fund may not,   invest more than 25% of its total
assets in investments
of issuers in any one industry; provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed principally by the assets and revenues of non-governmental users nor shall it apply to obligations issued or guaranteed by the
United States Government or by its agencies or instrumentalities, and provided further that for
purposes of this limitation, the term   issuer   shall not include a lender
selling a participation to
the Fund together with any other person interpositioned between such lender and the Fund with respect to a participation that shifts to the Fund the direct debtor-creditor relationship with the
borrower.   Please add   or group of industries   after   any one industry.
See Item 17.2.e. of
Form N-2.

Please tell us supplementally whether the Fund has credit exposure to the interpositioned entity.
If the Fund does have such credit exposure, please explain supplementally why the carve-out is appropriate.

Page 63

21.    In the section titled,   Proxy Voting Policies and Procedures,   please
add disclosure that
explains how the Fund will approach relevant ESG proxy issues for its portfolio companies.
Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.



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 Appendices

22. Please add the Proxy Voting Policies and Procedures of Nuveen Fund Advisors as an appendix.

                                              PART C

Item 25: Financial Statements and Exhibits

23. The Fund s By-laws include limits on derivative actions, require exclusive jurisdiction, and waive a shareholder s right to jury trial. Please carve out federal securities law claims from the limits on derivative actions. Also, please add risk disclosure in the prospectus that addresses each of the three provisions.

Item 34: Undertakings

24. Please add the required undertaking in Item 34.4 or explain why it is not necessary. See
Item 34.4 of Form N-2.

                                      *   *    *       *     *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                           Sincerely,
                                                           /s/ Lisa N. Larkin
                                                           Senior Counsel




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